February 17, 2016

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Ms. Pamela Howell
Mr. John Reynolds
Mr. Jonathan Burr

RE:	VNUE, Inc.

Withdrawal of Registration Statement on Form S-1 (File No. 333-209086)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), VNUE, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of its Registration Statement on Form S-1 (File No. 333-209086), together with all exhibits and amendments thereto (collectively, the “Registration Statement”). The Registration Statement was originally filed with the Commission on January 22, 2016. The Registrant is seeking withdrawal of the Registration Statement and will file a new registration statement, in connection with comments received from the staff of the Commission.

The Registrant confirms that no securities have been sold pursuant to the Registration Statement and that the Registration Statement has not been declared effective by the Commission.

The Registrant requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please send copies of the written order granting withdrawal of the Registration Statement to the undersigned at VNUE, Inc., 104 W. 29 th Street, 11 th Floor, New York, NY 10001, with a copy to the Registrant’s counsel, Matheau J. W. Stout, Esq., 400 E. Pratt Street, 8th Floor, Baltimore, MD 21202, facsimile number (888) 907-1740.

If you have any questions with respect to this matter, please contact Matheau J. W. Stout at (410) 429-7076.

Sincerely,

VNUE, Inc.

/s/ Matthew Carona

Matthew Carona

Chief Executive Officer